Back 2014-08-15, 11:39:21, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Clarkson.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2518495		
Security designation	Common Shares		
Opening balance of securities held	2224493		
Date of transaction	2014-08-14		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	120000		
Unit price or exercise price	3.4000	Currency	Canadian Dollar
Closing balance of securities held	2344493	Insider's calculated balance	
Filing date/time	2014-08-15 11:39:18		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Clarkson.R **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2518493
Security designation	Options (Common Shares)
Opening balance of securities or contracts held	1088000
Date of transaction	2014-08-14
Nature of transaction	51 - Exercise of options
Number or value of securities or contracts acquired	
Equivalent number or value of underlying securities acquired	
Number or value of securities or contracts disposed of	120000
Equivalent number or value of underlying securities disposed of	120000